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                                    EXHIBIT 1




FOR IMMEDIATE RELEASE                      For more information, please contact:
                                   Mr. Donald L. Nevins, Vice President, Finance
                                                                    608-271-0878





                  OPHIDIAN PHARMACEUTICALS TO SEEK NEW PARTNER
          FOR ITS THERAPEUTIC ANTIBODY PROGRAM NOW IN CLINICAL TESTING


         MADISON, Wis. (September 15, 1998)--Despite successful results from its Phase I clinical testing of Ophidian Pharmaceutical Inc.'s innovative new antibody aimed at treating an intestinal infection (CDAD), Eli Lilly & Co. has informed Ophidian that it will not continue its participation in the joint development of the antibody under their 1996 agreement, Douglas C. Stafford, president and chief executive of Ophidian, announced today. Mr. Stafford commented that, "Lilly indicated its decision was based on commercial considerations when weighed against Lilly's other commercial needs and opportunities."

         Mr. Stafford said, "While we respect Lilly's analysis, both Lilly and Ophidian have been pleased with the progress of the molecule to date. Ophidian's new product, an avian antibody to treat CDAD has successfully met laboratory test objectives and the objectives of Phase I clinical testing. Although Lilly indicated that the $3.5 million milestone equity payment expected this fall will not occur, Ophidian will defer construction of its previously announced Toledo, Ohio manufacturing plant required under the agreement. With current cash reserves of approximately $10 million, Ophidian believes it will be able to complete Phase II trials and continue its current level of operations for approximately two more years."

         "Ophidian will be seeking a new pharmaceutical alliance to bring this product to market," Mr. Stafford said. "The agreement with Lilly provides that Ophidian will regain all rights to the drug on termination," he added.

         "The CDAD product is a passive antibody formulation that neutralizes disease-causing toxins secreted by C. difficile during infection," he said. "By specifically targeting the offending organism, this drug is designed to overcome problems with antibiotic resistance."


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         Ophidian's securities trade under the symbols, OPHD for common stock and OPHDW for warrants on the NASDAQ SmallCap Market; and OPD for common stock and OPD WS for warrants on the Pacific Exchange.

         Ophidian, a development stage company, is engaged in the research and development of pharmaceuticals with an emphasis on products for infectious diseases. Ophidian has devised a drug formulation and manufacturing technology for the production of avian polyclonal antibodies for passive immune therapy. The Company's research strategy is to develop infectious disease drugs that target molecules involved in specific host-pathogen interactions. The Company's business strategy is to create commercial opportunities from its technologies by manufacturing proprietary antibody pharmaceuticals, establishing royalty-bearing licenses for the sale of its proprietary products with marketing partners, licensing technology to pharmaceutical firms, and forming sponsored research agreements. The Company's principal offices and laboratories are located at 5445 East Cheryl Parkway, Madison, Wisconsin, 53711.



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